Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

RECEIVED
2007 JUL -5 A 10:26

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland
Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance	[redacted]	
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	07024940
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	28 June 2007	*No of sheets:*	*1*

SUPPL

Current report 35/2007

The Management Board of KGHM Polska Miedź S.A. announces that on 26 June 2007 a change in share capital was registered at the Regional Court in Gliwice, Section X (Economic) of the National Court of Registration for the company Walcownia Metali "Łabędy" S.A. in Gliwice (an indirect subsidiary of KGHM Polska Miedź S.A.). The share capital of Walcownia Metali "Łabędy" S.A. was increased by PLN 30 936.1 thousand through the creation of 3 093 612 shares having a face value of PLN 10 each.

All of the new shares were acquired by KGHM Ecoren S.A. (a subsidiary of KGHM Polska Miedź S.A.).
This increase in capital was covered by a contribution in kind of 32 430 shares of Walcownia Metali Nieżelaznych Sp. z o.o. in Gliwice and cash in the amount of PLN 6.90.
An agreement for the transferal of ownership of 32 430 shares of Walcownia Metali Nieżelaznych Sp. z o.o. to Walcownia Metali „Łabędy" S.A. was signed on 31 January 2007 (current report 8/2007 dated 2 February 2007).

The carrying amount of the assets transferred as a contribution in kind in the accounts of KGHM Ecoren S.A. is PLN 30 666.2 thousand.
The value of the assets which were transferred as a contribution in kind amounts to PLN 30 936.1 thousand.

Currently the share capital of Walcownia Metali „Łabędy" S.A. amounts to PLN 54 703.9 thousand and is divided into 5 470 386 shares of PLN 10 each. The total number of votes arising from all shares after registration of this change in share capital is 5 470 386.

After registration 88.92% of the share capital of Walcownia Metali „Łabędy" S.A. is owned by KGHM Ecoren S.A.

Legal basis: § 5 sec. 1 point 9 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 Nr 209, item 1744)

DYREKTOR GENERALNY
BIURA ZARZĄDU
Leszek Lachowski

WICEPREZES ZARZĄDU
Stanisław Kot

PROCESSED
JUL 16 2007
THOMSON FINANCIAL

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

RECEIVED
2007 JUL -5 A 10: 25

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	1 202 55 13 450 1 202 77 29 207
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	(48 76) 747 81 30
Company:	KGHM Polska Miedź S.A.	*Fax:*	(48 76) 747 81 39
E-mail:			
Date:	2 July 2007	*No of sheets:*	1

Current report 36/2007

The Management Board of KGHM Polska Miedź S.A. announces that on 2 July 2007 KGHM Polska Miedź S.A. founded a company called KGHM LETIA Legnicki Park Technologiczny spółka akcyjna.
The share capital of this newly-created entity amounts to PLN 20 000 thousand and is divided into 20 000 shares of series A of PLN 1 000 each.

KGHM Polska Miedź S.A. acquired 18 990 shares in the newly-created company having a total nominal value of PLN 18 990 thousand, representing 94.95% of the share capital of this company and granting the same number of votes at the General Shareholders Meeting. The shares acquired by KGHM Polska Miedź S.A. will be paid for in cash in the following manner:
1. PLN 9 495 thousand – within 14 days from the date of signing the Founder's Act of the company, and
2. PLN 9 495 thousand – by 30 September 2007.
Acquisition of these shares will be financed by the internal funds of KGHM Polska Miedź S.A.
The assets acquired are of a long term, equity investment nature.

KGHM Polska Miedź S.A. became the owner of 94.95% of the share capital of the company KGHM LETIA Legnicki Park Technologiczny spółka akcyjna.

KGHM LETIA Legnicki Park Technologiczny spółka akcyjna was created in order to ensure regional development through new investments, diversification of activities and by the transfer of technology.

The criteria used for describing the assets as significant is that the shares acquired represent over 20% of the share capital of KGHM LETIA Legnicki Park Technologiczny spółka akcyjna.

Legal basis: § 5 sec. 1 point 1 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 Nr 209, item 1744)

DYREKTOR GENERALNY
BIURA ZARZĄDU
Leszek Lechowski

WICEPREZES ZARZĄDU
Ireneusz Reszczyński

END